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                          March 16, 2023

       Scott Thomas
       Attorney-in-Fact
       TIAA Real Estate Account
       Teachers Insurance and Annuity Association of America
       730 Third Avenue
       New York, NY 10017-3206

                                                        Re: TIAA Real Estate
Account
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2023
                                                            File No. 333-270449

       Dear Scott Thomas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Stephen M. Leitzell,
Esq.